16001934

ON

SEC Processing Section

MAR 07 2016

Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-068504~~ 8-68504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plexus Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21805 Field Parkway Suite 320
(No. and Street)

Deer Park (City) IL (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thad A. Jurczak (847) 307-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

10700 Research Drive, Suite 200 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thad A. Jurczak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plexus Financial Services, LLC, as of February 25, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA ROENNAU-ROBBINS
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
December 16, 2017

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEXUS FINANCIAL SERVICES, LLC
Deer Park, Illinois

Year Ended December 31, 2015
Together With Report of the Independent Registered Public Accounting Firm

PLEXUS FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Year Ended December 31, 2015

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Plexus Financial Services, LLC
Deer Park, Illinois

We have audited the accompanying statement of financial condition of Plexus Financial Services, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plexus Financial Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 25, 2016

Plexus Financial Services, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 171,481
Regulatory deposit – FINRA	2,164
Commissions receivable	93,297
Total Assets	$ 266,942

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 26,777
Unearned revenue	8,750
Total Liabilities	35,527
Member's Equity	231,415
Total Liabilities and Member's Equity	$ 266,942

The accompanying notes are an integral part of these financial statements

Plexus Financial Services, LLC

Statement of Income

Year Ended December 31, 2015

Revenue	
Commissions	$ 1,085,361
Interest	127
Total Revenue	1,085,488
Expenses	
Employee compensation and benefits	577,352
Regulatory fees and expenses	24,586
Other office expenses	294,594
Total Expenses	896,532
Net Income	$ 188,956

The accompanying notes are an integral part of these financial statements

Plexus Financial Services, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2015

Member's Equity	
Balance, beginning of year	$ 342,459
Distribution to Member	(300,000)
Net income	188,956
Balance, end of year	$ 231,415

The accompanying notes are an integral part of these financial statements

Plexus Financial Services, LLC

Statement of Cash Flows

Year Ended December 31, 2015

Cash Flows from operating activities:	
Net income	$ 188,956
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(1,965)
Regulatory deposit - FINRA	(367)
Accounts payable and accrued expenses	7,007
Unearned revenue	8,750
Net cash provided by operating activities	202,381
Cash flows from financing activities:	
Distribution to Member	(300,000)
Net decrease in cash	(97,619)
Cash and cash equivalents at beginning of year	269,100
Cash and cash equivalents at end of year	$ 171,481

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and Nature of Business

Plexus Financial Services, LLC (PFS, the Company) is a licensed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and The Financial Industry Regulatory Authority (FINRA). PFS is wholly-owned by The Plexus Groupe, LLC (TPG), an independent national insurance brokerage firm, and obtained its license on December 3, 2010. PFS receives commissions for servicing retirement and group annuity plans primarily of new and existing TPG customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

PFS uses the accrual method of accounting for financial reporting purposes.

Revenue Recognition

Commissions are recorded as earned at the end of each month based upon reports received from third-party administrators who calculate such commissions based upon a written agreement between PFS and the administrator.

There are some accounts in which a predetermined fixed fee is earned in lieu of commissions. Additionally, PFS may bill for various consulting and due diligence activities. Revenue for these transactions is recorded on a monthly basis as services are performed.

PFS also receives annual contingent commissions which are recorded upon receipt.

Commissions Receivable

Commissions receivable are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based upon historical experience any needed allowance for potential uncollectible accounts would be immaterial to the financial statements.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Cash on deposit with financial institutions totaled approximately $171,481 as of December 31, 2015. Cash deposits could potentially be subject to credit risk as the deposits are only insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits.

Approximately 10% of the commissions earned during the year ended December 31, 2015 was from one customer. Approximately 34% of the outstanding commissions receivable at December 31, 2015 was from two customers.

Income taxes

The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to TPG and their owners. Therefore, no provision for income taxes has been reflected in the accompanying financial statements. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

Note 3 – Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of certain fair value information about financial instruments. The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments.

Cash and cash equivalents: Cash and cash equivalents are carried at cost, which approximates fair value.

Note 4 – Net Capital

PFS is subject to the Securities and Exchange Commission's (SEC) regulations and operational policies which require PFS to maintain a minimum amount of net capital of $5,000 and a ratio of aggregate indebtedness (AI) to net capital not exceeding 15 to 1. The Company's regulated net capital as of December 31, 2015 was $135,954. The ratio of AI to net capital as of December 31, 2015 was .261 to 1.0.

Note 5 – Related Party Transactions

PFS shares office space and various office-related expenses including payroll with TPG and another party related by common ownership CEM Insurance Company (CEMIC) under an expense agreement approved by FINRA. Additionally, TPG may collect a commission fee on behalf of PFS. At the end of each month the two parties settle the balances due on a net basis. During 2015 expenses charged by TPG and CEMIC to PFS were $218,317.

Note 6 - Subsequent Events

No significant events occurred subsequent to PFS's year end. Subsequent events have been evaluated through February 25, 2016, which is the date these financial statements were issued.

SUPPLEMENTARY INFORMATION

Schedule I

PLEXUS FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2015

The components of the net capital computation as of December 31, 2015 are as follows:

Total Member's Equity		$ 231,415
Deductions:		
Non allowable assets		
FINRA deposit	$ 2,164	
Commissions and fees receivable	93,297	95,461
Net Capital Before Haircuts		135,954
Total Haircut Charges		-
Net Capital		135,954
Less: Minimum Required Capital		5,000
Excess Net Capital		$ 130,954
Net capital less the greater of 10% of AI or 120% or MRC		$ 129,954
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness		$ 35,527
Minimum net capital required		$ 2,368
Total net capital		$ 135,953
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.261

There are no material differences between the computation of net capital above and the calculation performed by PFS for regulatory filings.

See independent auditor's report regarding supplemental information

PLEXUS FINANCIAL SERVICES, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3 (exemption)
December 31, 2015

The Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 is not included therein as Plexus Financial Services, LLC claims exemption pursuant to section (k)(1) since it does not hold any customer funds or securities.

PLEXUS FINANCIAL SERVICES, LLC
Information for Possession or Control Requirements Under
Rule 15c3-3 (exemption)
December 31, 2015

Information relating to possession or control requirements pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 is not included therein as Plexus Financial Services, LLC claims exemption pursuant to section (k)(1) since it does not hold any customer securities or cash and did not maintain possession or control of any customer funds or securities in 2015.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Plexus Financial Services, LLC
Deer Park, Illinois

We have reviewed management's statements included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Plexus Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Plexus Financial Services, LLC stated that the company met the identified exemption provisions throughout the most recent fiscal year without exception. The company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 25, 2016

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Member
Plexus Financial Services, LLC
Deer Park, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Plexus Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Plexus Financial Services, LLC compliance with those requirements. Plexus Financial Services, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a differences of $128;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $169 aggregate total of deductions reported on page 2, section 2c of Form SIPC-7 for the year ended December 31, 2015, to Plexus Financial Services, LLC's supporting schedule, noting a difference of $42.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $1,085,192 and $2,713, respectively of the Form SIPC-7, noting differences of $338 and $1, respectively.

b. Recalculated Plexus Financial Services, LLC's supporting schedule's arithmetical accuracy of the $169 aggregate deductions report on page 2, section 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 25, 2016

PLEXUS FINANCIAL SERVICES, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2015

Total Revenue	$ 1,085,361
Total Deductions	169
SIPC Net Operating Revenues	$ 1,085,192
General Assessment @ .0025	$ 2,713

Less Payment Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/16/2015	No agent identified	$ -	$ 1,438
1/22/2016	No agent identified	$ -	$ 1,276

PLEXUS
FINANCIAL SERVICES, LLC

December 31, 2015

Re: Exemption Report Pursuant to SEC 17a-5(d)(4) - Plexus Financial Services, LLC
Period Covered - 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

PLEXUS FINANCIAL SERVICES, LLC is a broker-dealer registered with the SEC and FINRA.

PLEXUS FINANCIAL SERVICES, LLC claimed an exemption under paragraph (k)(1) of Rule 15-c3-3 for the year ended December 31, 2015.

PLEXUS FINANCIAL SERVICESS, LLC has met the identified exemption provisions in paragraph k(1) of Rule 15c3-3 throughout the period of January 1, 2015 through December 31, 2015 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Thad A. Jurczak, CPA
Financial Operations Principal
Plexus Financial Services, LLC